SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549


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IN THE MATTER OF                                      CERTIFICATE
UNISOURCE ENERGY CORPORATION, ET AL.                  PURSUANT TO
                                                      RULE 24
File No. 70-10116

(Public Utility Holding Company Act of 1935)
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     This Certificate of Notification pursuant to Rule 24 under the Public
Utility Holding Company Act of 1935, as amended (the "Act"), is filed by UniSource Energy Corporation ("UniSource Energy"), an exempt holding company under Section 3(a)(1) of the Act, and its wholly-owned subsidiary, UniSource Energy Services, Inc. ("UES"), also an exempt holding company pursuant to
Section 3(a)(1) of the Act, in connection with the acquisition by UES of all of the issued and outstanding common stock of UNS Electric, Inc. ("UNS Electric") and UNS Gas, Inc. ("UNS Gas"), as authorized by Order of the Securities and Exchange Commission (the "Commission") dated August 1, 2003, in this proceeding (Holding Co. Act Release No. 27706). UNS Electric and UNS Gas are the corporate vehicles through which UniSource Energy has purchased the electric and gas utility assets of Citizens Communications Company ("Company") that are located in Arizona and used to provide electric and gas utility service to customers in Arizona.

     UniSource Energy hereby certifies to the Commission pursuant to Rule 24 that, on August 11, 2003, UniSource Energy, through UNS Electric and UNS Gas, completed the purchase of the Arizona electric and gas utility assets of Citizens for a total purchase price of $220 million ($88 million for the electric assets and $132 million for the gas assets) plus operating capital adjustments.

     A "past tense" opinion of counsel is filed as Exhibit F (past tense) hereto.


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                                   SIGNATURES

     Pursuant to the requirements of the Act, the undersigned companies have duly caused this statement to be signed on their behalves by the undersigned thereunto duly authorized.

                                          UniSource Energy Corporation


                                          By: /s/ Kevin P. Larson
                                              -------------------
                                          Name:   Kevin P. Larson
                                          Title:  Vice President, Chief
                                                  Financial Officer and
                                                  Treasurer



                                          UniSource Energy Services, Inc.


                                          By: /s/ Kevin P. Larson
                                              -------------------
                                          Name:   Kevin P. Larson
                                          Title:  Treasurer


Dated:  August 20, 2003